Exhibit 99.1

NEWS RELEASE

OLYMPUS TO RAISE UP TO US$4 MILLION BY PRIVATE PLACEMENT

TORONTO, May 14, 2009 – Oympus Pacific Minerals Inc. (TSX: OYM, OTCBB: OLYMF, Frankfurt: OP6) (the “Company”) is pleased to announce that it has negotiated, subject to regulatory approval, a private placement of up to 16,216,216 common shares (“Shares”) at a price of US$0.185 per Share for total gross proceeds of up to US$3,000,000 (the “Offering”) with a right to increase the Offering by up to an additional 5,405,405 Shares for an additional US$1,000,000.

McDouall Stuart Securities Inc., of New Zealand will receive a cash finder’s fee equal to 5% of the gross proceeds received by the Company from the Offering.

The Company will use the net proceeds received from the Offering to undertake the mine development necessary to increase production on the Bong Mieu gold project in Vietnam.

For further information about the Company and its activities, please refer to the Company’s website at www.olympuspacific.com and under the Company’s profile at www.sedar.com.

On Behalf of the Board of Directors
of Olympus Pacific Minerals Inc.

David A. Seton, Chairman and
Chief Executive Officer

For further information contact:

David A. Seton, Chairman & Chief Executive Officer
James W. Hamilton, Vice-President, Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202